

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2020

E. Joseph Grady
Senior Vice President and Chief Financial Officer
CONTANGO OIL & GAS CO
717 Texas Ave., Suite 2900
Houston, Texas 77002

> **Re: CONTANGO OIL & GAS CO**
> **Registration Statement on Form S-3**
> **Filed November 24, 2020**
> **File No. 333-250931**

Dear Mr. Grady:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Hillary H. Holmes